                                                               -----------------
                                                                   OMB Approved
                                                               OMB 3235-0145
                                                               -----------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                                 EQUIFAX INC.
   ------------------------------------------------------------------------
                               (Name of Issuer)

                                    COMMON
   ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  294429105
               ------------------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                             Page 1 of   5   Pages
                                       -----



 SEC 1745  (9-82)

- ----------------------------                                 ------------------
 CUSIP No.    294429105                 13G                    2  of  5  Pages
          -----------------                                   ---    ---
- ----------------------------                                 ------------------

- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Equifax Inc. Employees Thrift Plan
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [_]

                                                              (b) [_]
- --------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION



- --------------------------------------------------------------------------------
                5   SOLE VOTING POWER
   NUMBER OF
                           0
    SHARES    ------------------------------------------------------------------
                6   SHARED VOTING POWER  *Plan trustee votes shares in accord
BENEFICIALLY                              with instructions from Plan
                                          participants, as each participant has
   OWNED BY                               full voting rights with respect
                           0*             to shares in his or her account.
     EACH     ------------------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
  REPORTING
                       4,312,282
    PERSON    ------------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER
     WITH
                           0
- --------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        4,312,282
- --------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           5.4%
- --------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

                           EP
- --------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT!

                       SCHEDULE 13G UNDER THE SECURITIES
                             EXCHANGE ACT OF 1934



1.  (a)  Name of Issuer:               Equifax Inc.
                        ------------------------------------------

    (b)  Address of Issuer's principal executive offices:

                           1600 Peachtree Street, N. W.
         ---------------------------------------------------------

                           Atlanta, Georgia  30309
         ---------------------------------------------------------


2.  (a)  Name of person filing: Equifax Inc. Employees Thrift Plan
                                ----------------------------------

    (b)  Address of Principal Business office or, if none, residence:

                           1600 Peachtree Street, N. W.
         ---------------------------------------------------------

                           Atlanta, Georgia  30309
         ---------------------------------------------------------

    (c)  Citizenship: ____________________________________________

    (d)  Title of class of securities:            Common
                                        --------------------------

    (e)  CUSIP No.                  294429105
                   -----------------------------------------------


3.  Check whether person filing is a:

    (a) ( ) Broker or dealer registered under Section 15 of the Act.
    (b)  (  ) Bank as defined in Section 3(a)(6) of the Act.
    (c) ( ) Insurance company as defined in Section 3(a)(19) of the Act.
    (d) ( ) Investment company registered under Section 8 of the Investment Company Act.
    (e) ( ) Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
    (f) (xx) Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund. See Para. 240.13d-1(b)(ii)(F)
    (g)  (  ) Parent holding company, in accordance with Para.
              240.13d-1(b)(ii)(G).
    (h)  (  ) Group, in accordance with Para. 240.13d-1(b)(1)(ii)(H)





                               Page 3 of 5 Pages

 4.  Ownership:

     (a) Amount beneficially owned:         4,312,282
                                    --------------------------------

     (b) Percent of class:             5.4%
                           -----------------------------------------

     (c) Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote.

                                       -0-
                ----------------------------------------------------

          (ii)  Shared power to vote or to direct the vote.

                                       -0-*
                ----------------------------------------------------

         (iii) Sole power to dispose or to direct the disposition of

                        4,312,282 shares
                ----------------------------------------------------

          (iv) Shared power to dispose or to direct the disposition of

                                       -0-
                ----------------------------------------------------


             *Plan trustee votes shares in accord with instructions from Plan participants, as each participant has full voting rights with respect to shares in his or her account.


5.   Ownership of 5% or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
     than 5% of the class of securities, check the following:   (  )  N/A

6.   Ownership of More Than 5% on Behalf of Another Person:

     The shares which are the subject of this filing are held by the Equifax Inc. Employees Thrift Plan subject to distribu- tions to the participants in the Plan at the request of such participants and subject to the provisions of that Plan. At the option of each participant, such a distribution may be in the form of shares or in the form of cash equivalent to the value of such shares. Prior to distribution, dividends from such shares are used to purchase additional shares for the accounts of participants.



                               Page 4 of 5 Pages

 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

        N/A
    ---------------------------------------------------------------------------


 8. Identification and Classification of Members of the Group:

        N/A
    ----------------------------------------------------------------------------


 9. Notice of Dissolution of Group:

        N/A
    ----------------------------------------------------------------------------


10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of changing or influ- encing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Equifax Inc. Employees Thrift Plan


Date:                                       By: /s/ Donald U. Hallman
      --------------------                      ------------------------------
                                                Donald U. Hallman
                                                Senior Vice President & CFO



                               Page 5 of 5 Pages